Exhibit 12.   Statement re: Computation of Ratios

BancWest Corporation and Subsidiaries
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Three Months Ended
	March 31,

	2003		2002

	(dollars in thousands)
Income before income taxes	$166,723		$107,999

Fixed charges(1):
Interest expense	102,237		104,804
Rental expense	5,229		4,718

	107,466		109,522
Less interest on deposits	53,147		63,629

Net fixed charges	54,319		45,893

Earnings, excluding interest on deposits	$221,042		$153,892

Earnings, including interest on deposits	$274,189		$217,521

Ratio of earnings to
fixed charges:
Excluding interest on deposits	4.07	x	3.35	x
Including interest on deposits	2.55	x	1.99	x

(1)	For purposes of computing the consolidated ratios of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consists of the foregoing items plus interest on deposits.